UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: MARCH 2007
Commission File No: 001-13922

PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   _   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2007	PETRO-CANADA

/s/ Hugh L. Hooker Chief Compliance Officer, Corporate Secretary, Associate General Counsel

EXHIBIT INDEX

Exhibit   Description of Exhibit

99.1     Notice of Meeting
99.2     Management Proxy Circular
99.3     Proxy Form
99.4     Election to Receive Interim Financial Statements
99.5     Petro-Canada 's 2006 Annual Report